C21 INVESTMENTS INC.

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO SECTION 4.11 OF NATIONAL INSTRUMENT 51-102

OF THE CANADIAN SECURITIES ADMINISTRATORS

TO:	Baker Tilly US, LLP, Certified Public Accountants

AND TO:	Marcum LLP, Certified Public Accountants

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

C21 Investments Inc. (the "Company") hereby provides notice pursuant to section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") of a change in the auditor of the Company from Baker Tilly US, LLP, Certified Public Accountants, to Marcum LLP, Certified Public Accountants, and confirms the following:

1. At the request of the Company, Baker Tilly US, LLP, Certified Public Accountants ("Baker Tilly") tendered its resignation as auditor of the Company effective as of November 30, 2022;

2. Marcum LLP, Certified Public Accountants ("Marcum") advised the Company of its agreement to be appointed as successor auditor of the Company effective upon Baker Tilly's resignation;

3. The Board of Directors of the Company (the "Board"), upon the recommendation of the audit committee of the Board, has approved the resignation of Baker Tilly, the predecessor auditor of the Company, and the appointment of Marcum as successor auditor of the Company effective as of November 30, 2022;

4. There were no modified opinions expressed in the auditor's reports of Baker Tilly on the annual financial statements of the Company for the financial years ended January 31, 2021 and 2022; and

5. In the opinion of the Board, there are no "reportable events" (as that term is defined in NI 51-102).

The Company requests that each of Baker Tilly and Marcum review this Notice and provide the Company on or before December 5, 2022 with a letter addressed to the the British Columbia, Alberta and Ontario Securities Commissions stating whether it (i) agrees, (ii) disagrees (and the reasons why), or (iii) has no basis to agree or disagree with the above statements in accordance with section 4.11 of NI 51-102.

DATED at Vancouver, British Columbia as of the 30th of November, 2022.

C21 INVESTMENTS INC.

Per: "Michael Kidd"

 Michael Kidd

 Chief Financial Officer